Exhibit 99.1

TEKMIRA PHARMACEUTICALS CORPORATION

MATERIAL CHANGE REPORT

FORM 51-102F3

1.	Name and Address of Company:

Tekmira Pharmaceuticals Corporation (the “Company”)
100 - 8900 Glenlyon Parkway
Glenlyon Business Park
Burnaby, B.C.
V5J 5J8

2.	Date of Material Change:

October 16, 2013, October 17, 2013 and October 22, 2013

3.	News Release:

News releases announcing the material changes were issued by the Company on October 16, 2013, October 17, 2013 and October 22, 2013.  Copies of such news releases are attached hereto as Schedules “A”, “B” and “C”.

The news releases were distributed via GlobeNewswire.

4.	Summary of Material Change:

On October 16, 2013, the Company announced that it was launching an underwritten public offering (the “Offering”) of common shares of the Company (“Common Shares”).

On October 17, 2013, the Company announced that it had priced the Offering.

On October 22, 2013, the Company announced that it had completed the Offering.

5.	Full description of Material Change:

On October 16, 2013, the Company announced that it was launching the Offering of Common Shares.

On October 17, 2013, the Company announced that it had priced the Offering of 3,750,000 Common Shares at US8.00 per Common Share (the “Offering Price”) for aggregate gross proceeds of US$30,000,000. In addition, the Company also granted the underwriting syndicate comprised of Stifel, as sole book-running manager, and Maxim Group LLC, as co-manager, (collectively, the “Underwriters”), a 30-day option to purchase up to 562,500 additional Common Shares to cover over-allotments, if any.

The Offering was completed on October 22, 2013. On closing, the Company issued an aggregate 3,750,000 Common Shares at the Offering Price for aggregate gross proceeds of US$30,000,000. The Offering was conducted pursuant to the terms and conditions of an underwriting agreement dated October 17, 2013 among the Company and Stifel, on behalf of the Underwriters.

The Offering was made pursuant to an effective shelf registration statement previously filed with the U.S. Securities and Exchange Commission and a corresponding Canadian base shelf prospectus filed with the securities regulatory authority in each of the provinces of Canada, except Québec. A prospectus supplement relating to the Offering, along with the accompanying base shelf prospectus, was filed with the SEC and with the securities regulatory authority in each of the provinces of Canada, except Québec.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

7.	Omitted Information:

No significant facts otherwise required to be disclosed in this report have been omitted.

8.	Executive Officer:

The following executive officer of the Company is knowledgeable about the material change and may be contacted respecting the change:

Bruce Cousins
Executive Vice-President and Chief Financial Officer
100-8900 Glenlyon Parkway
Glenlyon Business Park
Burnaby, B.C. V5J 5J8
Telephone: (604) 419-3200

9.	Date of Report:

October 25, 2013

Schedule “A”

Tekmira Announces Proposed Public Offering of Common Stock

VANCOUVER, British Columbia, Oct. 16, 2013 (GLOBE NEWSWIRE) -- Tekmira Pharmaceuticals Corporation (Nasdaq:TKMR) (TSX:TKM), a leading developer of RNA interference (RNAi) therapeutics, today announced its intention to offer and sell shares of its common stock in an underwritten public offering pursuant to its existing shelf registration statement. The company also intends to grant to the underwriters a 30-day option to purchase up to an additional 15% of the shares of common stock sold in the public offering to cover over-allotments, if any. The company intends to use the net proceeds from the offering to fund working capital and general corporate purposes, including, but not limited to progressing its research and development programs, including various collaborative arrangements, as well as advancing and progressing its LNP technology. The offering is subject to market and other conditions, and there can be no assurance as to whether or when the offering may be completed or as to the actual size or terms of the offering.

Stifel is acting as the sole book-running manager for the offering. Maxim Group LLC is acting as co-manager.

The offering is being made pursuant to an effective shelf registration statement previously filed with the U.S. Securities and Exchange Commission and a corresponding Canadian base shelf prospectus filed with the securities regulatory authority in each of the provinces of Canada, except Québec. A preliminary prospectus supplement relating to the offering will be filed with the SEC and with the securities regulatory authority in each of the provinces of Canada, except Québec. This press release does not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state, province or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state, province or jurisdiction. Any offer, if at all, will be made only by means of a prospectus supplement and accompanying base shelf prospectus, copies of which may be obtained, when available, from Stifel, Nicolaus & Company, Incorporated by mail at One Montgomery Street, 36th Floor, San Francisco, CA94104, by telephone at 415-364-2720 or by e-mail at syndprospectus@stifel.com or on the SEC's website at www.sec.gov or SEDAR at www.sedar.com.

About RNAi and Tekmira's LNP

RNAi therapeutics have the potential to treat a broad number of human diseases by "silencing" disease causing genes. The discoverers of RNAi, a gene silencing mechanism used by all cells, were awarded the 2006 Nobel Prize for Physiology or Medicine. RNAi therapeutics, such as "siRNAs," require delivery technology to be effective systemically. Tekmira believes its LNP technology represents the most widely adopted delivery technology for the systemic delivery of RNAi therapeutics. Tekmira's LNP platform is being utilized in multiple clinical trials by both Tekmira and its partners. Tekmira's LNP technology (formerly referred to as stable nucleic acid-lipid particles or SNALP) encapsulates siRNAs with high efficiency in uniform lipid nanoparticles that are effective in delivering RNAi therapeutics to disease sites in numerous preclinical models. Tekmira's LNP formulations are manufactured by a proprietary method which is robust, scalable and highly reproducible, and LNP-based products have been reviewed by multiple FDA divisions for use in clinical trials. LNP formulations comprise several lipid components that can be adjusted to suit the specific application.

About Tekmira

Tekmira Pharmaceuticals Corporation is a biopharmaceutical company focused on advancing novel RNAi therapeutics and providing its leading lipid nanoparticle delivery technology to pharmaceutical partners. Tekmira has been working in the field of nucleic acid delivery for over a decade and has broad intellectual property covering LNPs. Further information about Tekmira can be found at www.tekmirapharm.com. Tekmira is based in Vancouver, B.C.

Forward-Looking Statements and Information

This news release contains "forward-looking statements" or "forward-looking information" within the meaning of applicable securities laws (collectively, "forward-looking statements"). Forward-looking statements are generally identifiable by use of the words "believes," "may," "plans," "will," "anticipates," "intends," "budgets," "could," "estimates," "expects," "forecasts," "projects" and similar expressions, and the negative of such expressions. Forward-looking statements in this news release include statements about a proposed underwritten offering of common stock, including an additional over-allotment option; the filing and delivery of a prospectus; proposed use of proceeds; Tekmira's strategy, future operations, clinical trials, prospects and the plans of management; RNAi (ribonucleic acid interference) product development programs; ongoing plans to advance therapeutics into multiple clinical trials; and expanding Tekmira's pipeline of proprietary products in order to bring new treatments to patients and maximize value for shareholders.

With respect to the forward-looking statements contained in this news release, Tekmira has made numerous assumptions regarding, among other things: LNP's status as a leading RNAi delivery technology; the effectiveness of Tekmira's products as a treatment for cancer and infectious diseases; Tekmira's research and development capabilities and resources; FDA approval with respect to commencing clinical trials; the timing and obtaining of regulatory approvals for Tekmira's products; the time required to complete research and product development activities; and Tekmira's ability to protect its intellectual property rights and not to infringe on the intellectual property rights of others. While Tekmira considers these assumptions to be reasonable, these assumptions are inherently subject to significant business, economic, competitive, market and social uncertainties and contingencies.

Additionally, there are known and unknown risk factors which could cause Tekmira's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained herein. Known risk factors include, among others: the proposed underwritten offering of common shares may not be completed on the terms and in the timeframe currently anticipated, or at all; a prospectus for the proposed underwritten offering may not be filed or delivered in the timeframe contemplated, or at all; Tekmira's ability to obtain and protect intellectual property rights, and operate without infringing on the intellectual property rights of others; Tekmira's research and development capabilities and resources will not meet current or expected demand; Tekmira's products may not prove to be effective in the treatment of cancer and infectious diseases; the possibility that other organizations have made advancements in RNAi delivery technology that Tekmira is not aware of; the FDA will not approve the commencement of Tekmira's planned clinical trials or approve the use of Tekmira's products and generally, difficulties or delays in the progress, timing and results of clinical trials; the FDA may determine that the design and planned analysis of Tekmira's clinical trials do not adequately address the trial objectives in support of Tekmira's regulatory submissions; pre-clinical and clinical trials may be more costly or take longer to complete than anticipated; pre-clinical or clinical trials may not generate results that warrant future development of the tested drug candidate; and the possibility that Tekmira has not sufficiently budgeted for expenditures necessary to carry out planned activities.

A more complete discussion of the risks and uncertainties facing Tekmira appears in Tekmira's annual report on Form 20-F for the year ended December 31, 2012 (Annual Report), which is available at www.sedar.com or at www.sec.gov/edgar.shtml. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Tekmira disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

CONTACT: Investors
         Jodi Regts
         Director, Investor Relations
         Phone: 604-419-3234
         Email: jregts@tekmirapharm.com

         Media
         David Ryan
         Longview Communications Inc.
         Phone: 416-649-8007
         Email: dryan@longviewcomms.ca

Schedule “B”

Tekmira Prices Public Offering of Common Stock

VANCOUVER, British Columbia, Oct. 17, 2013 (GLOBE NEWSWIRE) -- Tekmira Pharmaceuticals Corporation (Nasdaq:TKMR) (TSX:TKM), a leading developer of RNA interference (RNAi) therapeutics, today announced that it has priced an underwritten public offering of 3,750,000 shares of its common stock at a price of US$8.00 per share for aggregate gross proceeds of US$30.0 million. The company has also granted the underwriters a 30-day option to purchase up to an additional 562,500 shares to cover over-allotments, if any, which would result in additional gross proceeds. The offering is expected to close on or about October 22, 2013, subject to the satisfaction of customary closing conditions.

Stifel is acting as the sole book-running manager for the offering. Maxim Group LLC is acting as co-manager.

The offering is being made pursuant to an effective shelf registration statement previously filed with the U.S. Securities and Exchange Commission and a corresponding Canadian base shelf prospectus filed with the securities regulatory authority in each of the provinces of Canada, except Québec. A prospectus supplement relating to the offering, along with the accompanying base shelf prospectus, will be filed with the SEC and with the securities regulatory authority in each of the provinces of Canada, except Québec. This press release does not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state, province or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. Any offer, if at all, will be made only by means of a prospectus supplement and accompanying base shelf prospectus, copies of which may be obtained, when available, from Stifel, Nicolaus & Company, Incorporated by mail at One Montgomery Street, 36th Floor, San Francisco, CA 94104, by telephone at 415-364-2720 or by e-mail at syndprospectus@stifel.com or on the SEC's website at www.sec.gov or SEDAR at www.sedar.com.

About RNAi and Tekmira's LNP

RNAi therapeutics have the potential to treat a broad number of human diseases by "silencing" disease causing genes. The discoverers of RNAi, a gene silencing mechanism used by all cells, were awarded the 2006 Nobel Prize for Physiology or Medicine. RNAi therapeutics, such as "siRNAs," require delivery technology to be effective systemically. Tekmira believes its LNP technology represents the most widely adopted delivery technology for the systemic delivery of RNAi therapeutics. Tekmira's LNP platform is being utilized in multiple clinical trials by both Tekmira and its partners. Tekmira's LNP technology (formerly referred to as stable nucleic acid-lipid particles or SNALP) encapsulates siRNAs with high efficiency in uniform lipid nanoparticles that are effective in delivering RNAi therapeutics to disease sites in numerous preclinical models. Tekmira's LNP formulations are manufactured by a proprietary method which is robust, scalable and highly reproducible, and LNP-based products have been reviewed by multiple FDA divisions for use in clinical trials. LNP formulations comprise several lipid components that can be adjusted to suit the specific application.

About Tekmira

Tekmira Pharmaceuticals Corporation is a biopharmaceutical company focused on advancing novel RNAi therapeutics and providing its leading lipid nanoparticle delivery technology to pharmaceutical partners. Tekmira has been working in the field of nucleic acid delivery for over a decade and has broad intellectual property covering LNPs. Further information about Tekmira can be found at www.tekmirapharm.com. Tekmira is based in Vancouver, B.C.

Forward-Looking Statements and Information

This news release contains "forward-looking statements" or "forward-looking information" within the meaning of applicable securities laws (collectively, "forward-looking statements"). Forward-looking statements are generally identifiable by use of the words "believes," "may," "plans," "will," "anticipates," "intends," "budgets," "could," "estimates," "expects," "forecasts," "projects" and similar expressions, and the negative of such expressions. Forward-looking statements in this news release include statements about a proposed underwritten offering of common stock, including an additional over-allotment option, size of the offering and pricing thereof; the filing and delivery of a prospectus; the proposed closing date of the offering; Tekmira's strategy, future operations, clinical trials, prospects and the plans of management; RNAi (ribonucleic acid interference) product development programs; ongoing plans to advance therapeutics into multiple clinical trials; and expanding Tekmira's pipeline of proprietary products in order to bring new treatments to patients and maximize value for shareholders.

With respect to the forward-looking statements contained in this news release, Tekmira has made numerous assumptions regarding, among other things: LNP's status as a leading RNAi delivery technology; the effectiveness of Tekmira's products as a treatment for cancer and infectious diseases; Tekmira's research and development capabilities and resources; FDA approval with respect to commencing clinical trials; the timing and obtaining of regulatory approvals for Tekmira's products; the time required to complete research and product development activities; and Tekmira's ability to protect its intellectual property rights and not to infringe on the intellectual property rights of others. While Tekmira considers these assumptions to be reasonable, these assumptions are inherently subject to significant business, economic, competitive, market and social uncertainties and contingencies.

Additionally, there are known and unknown risk factors which could cause Tekmira's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained herein. Known risk factors include, among others: the proposed underwritten offering of common shares may not be completed on the terms (including pricing) and in the timeframe currently anticipated, or at all; a prospectus for the proposed underwritten offering may not be filed or delivered in the timeframe contemplated, or at all; Tekmira's ability to obtain and protect intellectual property rights, and operate without infringing on the intellectual property rights of others; Tekmira's research and development capabilities and resources will not meet current or expected demand; Tekmira's products may not prove to be effective in the treatment of cancer and infectious diseases; the possibility that other organizations have made advancements in RNAi delivery technology that Tekmira is not aware of; the FDA will not approve the commencement of Tekmira's planned clinical trials or approve the use of Tekmira's products and generally, difficulties or delays in the progress, timing and results of clinical trials; the FDA may determine that the design and planned analysis of Tekmira's clinical trials do not adequately address the trial objectives in support of Tekmira's regulatory submissions; pre-clinical and clinical trials may be more costly or take longer to complete than anticipated; pre-clinical or clinical trials may not generate results that warrant future development of the tested drug candidate; and the possibility that Tekmira has not sufficiently budgeted for expenditures necessary to carry out planned activities.

A more complete discussion of the risks and uncertainties facing Tekmira appears in Tekmira's annual report on Form 20-F for the year ended December 31, 2012 (Annual Report), which is available at www.sedar.com or at www.sec.gov/edgar.shtml. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Tekmira disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

CONTACT: Investors
         Jodi Regts
         Director, Investor Relations
         Phone: 604-419-3234
         Email: jregts@tekmirapharm.com

         Media
         David Ryan
         Longview Communications Inc.
         Phone: 416-649-8007
         Email: dryan@longviewcomms.ca

Schedule “C”

Tekmira Announces Completion of US$30 Million Public Offering of Common Stock

VANCOUVER, British Columbia, Oct. 22, 2013 (GLOBE NEWSWIRE) -- Tekmira Pharmaceuticals Corporation (Nasdaq:TKMR) (TSX:TKM), a leading developer of RNA interference (RNAi) therapeutics, today announced that it has completed its previously announced underwritten public offering of 3,750,000 shares of its common stock, at a public offering price of $8.00 per share, representing gross proceeds of US$30.0 million. The underwriters have been granted a 30-day option to purchase up to an additional 15% of the shares of common stock sold in the public offering to cover over-allotments.

Stifel is acting as the sole book-running manager for the offering. Maxim Group LLC is acting as co-manager.

The offering was made pursuant to an effective shelf registration statement previously filed with the U.S. Securities and Exchange Commission and a corresponding Canadian base shelf prospectus filed with the securities regulatory authority in each of the provinces of Canada, except Québec. A prospectus supplement relating to the offering, along with the accompanying base shelf prospectus, was filed with the SEC and with the securities regulatory authority in each of the provinces of Canada, except Québec. This press release does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of these securities in any state, province or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. The final prospectus supplement and accompanying base shelf prospectus may be obtained from Stifel, Nicolaus & Company, Incorporated by mail at One Montgomery Street, 36th Floor, San Francisco, CA 94104, by telephone at 415-364-2720 or by e-mail at syndprospectus@stifel.com or on the SEC's website at www.sec.gov or SEDAR at www.sedar.com.

About RNAi and Tekmira's LNP

RNAi therapeutics have the potential to treat a broad number of human diseases by "silencing" disease causing genes. The discoverers of RNAi, a gene silencing mechanism used by all cells, were awarded the 2006 Nobel Prize for Physiology or Medicine. RNAi therapeutics, such as "siRNAs," require delivery technology to be effective systemically. Tekmira believes its LNP technology represents the most widely adopted delivery technology for the systemic delivery of RNAi therapeutics. Tekmira's LNP platform is being utilized in multiple clinical trials by both Tekmira and its partners. Tekmira's LNP technology (formerly referred to as stable nucleic acid-lipid particles or SNALP) encapsulates siRNAs with high efficiency in uniform lipid nanoparticles that are effective in delivering RNAi therapeutics to disease sites in numerous preclinical models. Tekmira's LNP formulations are manufactured by a proprietary method which is robust, scalable and highly reproducible, and LNP-based products have been reviewed by multiple FDA divisions for use in clinical trials. LNP formulations comprise several lipid components that can be adjusted to suit the specific application.

About Tekmira

Tekmira Pharmaceuticals Corporation is a biopharmaceutical company focused on advancing novel RNAi therapeutics and providing its leading lipid nanoparticle delivery technology to pharmaceutical partners. Tekmira has been working in the field of nucleic acid delivery for over a decade and has broad intellectual property covering LNPs. Further information about Tekmira can be found at www.tekmirapharm.com. Tekmira is based in Vancouver, B.C.

Forward-Looking Statements and Information

This news release contains "forward-looking statements" or "forward-looking information" within the meaning of applicable securities laws (collectively, "forward-looking statements"). Forward-looking statements are generally identifiable by use of the words "believes," "may," "plans," "will," "anticipates," "intends," "budgets," "could," "estimates," "expects," "forecasts," "projects" and similar expressions, and the negative of such expressions. Forward-looking statements in this news release include statements about the overallotment option of an underwritten offering of common stock; Tekmira's strategy, future operations, clinical trials, prospects and the plans of management; RNAi (ribonucleic acid interference) product development programs; ongoing plans to advance therapeutics into multiple clinical trials; and expanding Tekmira's pipeline of proprietary products in order to bring new treatments to patients and maximize value for shareholders.

With respect to the forward-looking statements contained in this news release, Tekmira has made numerous assumptions regarding, among other things: LNP's status as a leading RNAi delivery technology; the effectiveness of Tekmira's products as a treatment for cancer and infectious diseases; Tekmira's research and development capabilities and resources; FDA approval with respect to commencing clinical trials; the timing and obtaining of regulatory approvals for Tekmira's products; the time required to complete research and product development activities; and Tekmira's ability to protect its intellectual property rights and not to infringe on the intellectual property rights of others. While Tekmira considers these assumptions to be reasonable, these assumptions are inherently subject to significant business, economic, competitive, market and social uncertainties and contingencies.

Additionally, there are known and unknown risk factors which could cause Tekmira's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained herein. Known risk factors include, among others: the overallotment option to the underwritten offering may not be exercised to the full amount anticipated, or at all; Tekmira's ability to obtain and protect intellectual property rights, and operate without infringing on the intellectual property rights of others; Tekmira's research and development capabilities and resources will not meet current or expected demand; Tekmira's products may not prove to be effective in the treatment of cancer and infectious diseases; the possibility that other organizations have made advancements in RNAi delivery technology that Tekmira is not aware of; the FDA will not approve the commencement of Tekmira's planned clinical trials or approve the use of Tekmira's products and generally, difficulties or delays in the progress, timing and results of clinical trials; the FDA may determine that the design and planned analysis of Tekmira's clinical trials do not adequately address the trial objectives in support of Tekmira's regulatory submissions; pre-clinical and clinical trials may be more costly or take longer to complete than anticipated; pre-clinical or clinical trials may not generate results that warrant future development of the tested drug candidate; and the possibility that Tekmira has not sufficiently budgeted for expenditures necessary to carry out planned activities.

A more complete discussion of the risks and uncertainties facing Tekmira appears in Tekmira's annual report on Form 20-F for the year ended December 31, 2012 (Annual Report), which is available at www.sedar.com or at www.sec.gov/edgar.shtml. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Tekmira disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

CONTACT: Investors
         Jodi Regts
         Director, Investor Relations
         Phone: 604-419-3234
         Email: jregts@tekmirapharm.com

         Media
         David Ryan
         Longview Communications Inc.
         Phone: 416-649-8007
         Email: dryan@longviewcomms.ca